

Mail Stop 3561

April 5, 2016

<u>Via E-mail</u>
Warren M. Rehn
President and Chief Executive Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, Colorado

> **Re: Golden Minerals Company**
> **Schedule 14A**
> **Filed March 17, 2016**
> **File No. 001-13627**

Dear Mr. Rehn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Deborah Friedman, Esq.
     Davis Graham & Stubbs LLP